April 19, 2005

Mail Stop 0510


By U.S. Mail and facsimile to (212) 455-2502

Thomas J. Riordan, Esq.
Senior Vice President, Law & Administration
Rockwood Holdings, Inc.
100 Overlook Center
Princeton, NJ 08540

Re: 	Rockwood Holdings, Inc.
	Form S-1 filed February 11, 2005
	File No. 333-122764

Dear Mr. Riordan:

	We have reviewed your response letters dated April 8, 2005 and
April 19, 2005 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM S-1 FILED FEBRUARY 11, 2005

Note 8.  Taxes on Income, page F-23

1. We note your response to prior comment 1. In order for a reader to be able to evaluate the quality of any material deferred tax assets recognized in the financial statements to properly evaluate any risk related to the realization of the deferred tax assets, we believe you should provide detailed disclosures in your notes to the financial statements as well as in Management`s Discussion and Analysis regarding your deferred tax assets. These disclosures should be provided for each year financial statements are presented and should address each type of material deferred tax asset recognized including those recognized for United States net operating loss carryforwards and interest on the pay-in-kind loans and notes and senior discount notes. These disclosures should include the following:
* Uncertainties surrounding the realization of the deferred tax asset(s);
* Material assumptions underlying management`s determination that the net asset(s) will be realized, such as expenses incurred in the past three years that are considered to be nonrecurring as well as an increase in expected profit margin due to the conversion of prior sales volumes of CCA to sales volumes of ACQ as a result of changes made by the Environmental Protection Agency;
* Descriptions of assumed future events with quantification to the extent practicable. For example, there should be discussions of:
o Assumed material improvements over present levels of consolidated
United States pre-tax book income sufficient to generate the minimum amount of future taxable income. Please discuss the minimum annualized rate by which taxable income must increase during the tax net operating loss carryforward period. Also, please discuss any assumed material changes in the present relationship between income reported for financial and tax purposes for the last three years. Specifically, discuss the nature and dollar amounts of material differences; this information can be provided in a table which reconciles the material differences;
o Tax planning strategies such as material asset sales or other nonrecurring transactions that would be possible to generate future taxable income if you are unable to generate sufficient future taxable income from ordinary and recurring operations; and
o Assumptions relied upon by management in concluding that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax asset(s).
* The annual amounts of United States net operating loss carryforwards for tax purposes that expire by year;
* In light of significant objective negative evidence indicating uncertainty regarding the realization of the deferred tax assets, the countervailing positive evidence relied upon by management in its decision not to establish a full valuation allowance against the deferred tax assets; and
* Discussions of material changes in the valuation allowance from one period to the next with a highlight of changes in assumptions and environmental factors that necessitated the material change.

2. Please provide similar disclosures in Rockwood Specialties
Group`s
Form 10-K for the year ended December 31, 2004.


*	* 	*



Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct questions regarding accounting comments to Nudrat
Salik, Staff Accountant, at (202) 942-7769, or in her absence, to Rufus Decker, Branch Chief (Accounting) at (202) 942-1774. Direct questions on other disclosure issues to Lesli Sheppard at (202) 942-
1887 or the undersigned at (202) 942-2864.

			Sincerely,




					Jennifer R. Hardy
					Legal Branch Chief


cc:	Roxanne Reardon, Esq.
	Simpson Thacher & Bartlett LLP
	425 Lexington Ave.
	New York, NY 10017
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Thomas J. Riordan, Esq.
April 19, 2005
Page 3



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE